Exhibit 10.11

October 1, 2013

By Electronic Mail

Pratik Shah

602 Glenmont Drive

Solana Beach, CA 92075

teaks9@gmail.com

Dear Pratik:

We are pleased to offer you a position with Auspex Pharmaceuticals, Inc. (the “Company”), as President and Chief Executive Officer (“CEO”), effective on the date of your execution of this letter agreement (the “Agreement” or “offer letter”), or such later date as may be agreed to in writing by you and the Company (the “Effective Date”). This Agreement shall govern the terms of such employment and shall be effective on the first date of your actual service to the Company as President and Chief Executive Officer. You hereby agree that as of the Effective Date, you hereby resign as Executive Chairman of the Company. You shall continue to serve as a member of the Board of Directors of the Company (the “Board”) during the period that you are employed by the Company pursuant to the Agreement. Upon the termination of your employment you shall immediately resign from the Board; such resignation shall be deemed to have been submitted and accepted automatically, without further action being required of you, the Board, or the Company, upon the effective date of the termination of your employment.

Your base salary upon the Effective Date shall be paid at the annualized rate of $410,000 per year, in accordance with the Company’s normal payroll schedule. You will also be eligible for an annual bonus of up to a maximum of 45% of your annual base salary based upon the Company’s performance against corporate goals adopted or developed by the Board for the applicable fiscal year (the “Annual Bonus”). The Board shall determine, in its sole and absolute discretion, the achievement of corporate performance goals and the amount, if any, of the Annual Bonus. The Annual Bonus will be composed of a mix of cash and equity determined by the Board in its sole and absolute discretion. Notwithstanding the foregoing, you shall be paid an Annual Bonus of $90,000 cash for fiscal year 2013, payable during the first quarter of 2014, and you shall be paid an Annual Bonus for fiscal year 2014 of at least $90,000 cash, payable during the first quarter of 2015, provided in each case that you are serving as CEO of the Company at that time (each a “Committed Annual Bonus”). The Board will, on an annual basis, consider whether to increase or adjust your compensation based on its evaluation of your performance and the Company’s performance, with reference to, among other factors as determined by the Board in its discretion, industry compensation data. You will also be eligible for annual equity grants based on performance metrics to be determined in the sole discretion of the Board. The Company shall pay you a signing bonus of $150,000 on the Company’s first regularly-scheduled payday following the Effective Date. All of your compensation shall be subject to customary withholding taxes and any other employment taxes as are required to be collected or withheld by the Company.

Subject to the acceleration provision below, the Company will pay you lump sum cash retention bonuses in the gross amounts set forth below (each payment, a “Retention Bonus”) on the dates set forth below (each, a “Retention Bonus Date” and collectively, the “Retention Bonus Dates”), subject to your continued employment with the Company through each Retention Bonus Date:

Retention Bonus:	Bonus Dates:
$50,000.00	September 30, 2014
$50,000.00	September 30, 2015
$50,000.00	September 30, 2016
$50,000.00	September 30, 2017
$50,000.00	September 30, 2018

Total: $250.000.00

Subject to your continued employment with the Company through the earlier of (i) the closing of a Change of Control (as defined below), (ii) an Initial Public Offering (as defined below), or (iii) the date on which the Company becomes subject to the reporting requirements under Section 15(d) of the Securities Exchange Act of 1934, as amended (the first to occur of (i), (ii) or (iii), a “Triggering Event”), the vesting of the outstanding Retention Bonus payments, if any will accelerate and become immediately due and payable. The Company will pay any remaining Retention Bonus Payments to you immediately prior to the occurrence of the effective date of a Change of Control or Initial Public Offering. For purposes of this Agreement, “Initial Public Offering” means the filing of the registration statement for the first registered offering of the Company’s securities under the Securities Act of 1933, as amended.

Each Retention Bonus payment will be taxable income to you and subject to standard payroll deductions and withholdings when such payment is made. It is intended that each Retention Bonus payment satisfies, to the greatest extent possible, the requirement for an exemption from the application of Section 409A of the Internal Revenue Code provided under Treasury Regulations Section 1.409A-1(b)(4) and this Agreement will be construed to the greatest extent possible as consistent with such intent. The Company makes no representations or warranties to you regarding the tax treatment of the Retention Bonus Payments.

Additionally, you are eligible to participate in all of the employee benefits that the Company offers to its regular full-time employees (including vacation and health benefits), subject to the terms and conditions of the applicable policy or plan, which may be modified from time to time, at the Company’s discretion. A more detailed explanation of the benefits will be provided to you upon request. Furthermore, in accordance with Company policy and the terms of applicable plan documents, you will be eligible to participate in benefits under any executive benefit plan which may be in effect from time to time and made available to all then-current executives of Company. Subject to any obligations of the Company to its investors pursuant to any investor rights agreement to which the Company is or may become a party, the Company will use its best efforts to permit you to participate on the same terms and conditions as other investors in the purchase of securities of the Company if and when the Company issues securities for fundraising purposes.

As CEO, your decisions will directly support the direction and growth of the Company. You will have overall executive responsibility for the Company, and duties will include directing and managing its R&D programs, interacting with internal management, investors, and the Board, managing efforts to finance the Company and managing efforts to consummate strategic transactions. You agree to perform your duties in a full-time manner, and not to engage in any other employment, occupation or consulting while employed with the Company that could potentially conflict with your full time responsibilities to the Company. In addition, during the term of your employment with the Company you will not commence new service as a member of the board of directors of any company without the prior consent of the Board. However, the Company acknowledges that in your capacity as a partner at Thomas, McNerney & Partners you are currently a member of the Board of Directors of (a) Ocera Therapeutics, Inc., (b) SG Biofuels, Inc., and (c) Cebix Incorporated, and may also from time to time be required to respond to information requests and engage in other business activities on behalf of Thomas, McNerney & Partners (excluding leading new investments) (collectively, the “Outside Activities”). The Company agrees that you may continue to spend time on the Outside Activities separate from your duties under this Agreement, as long as it does not materially detract from executing your duties hereunder and so long as the amount of time you spend on Outside Activities (other than board related activities) does not exceed 10 hours per month. Subject to the foregoing, the Outside Activities will not be considered a violation of this Agreement. If the Board believes that any of the Outside Activities are negatively impacting the performance of your duties hereunder, you will meet with the Board in good faith to devise a remedy.

As soon as practicable following the Effective Date, and subject to the terms of the Company’s 2010 Equity Incentive Plan (the “Plan”) and standard forms of Restricted Stock Bonus Grant Notice and Restricted Stock Bonus Agreement, you will be granted 4,026,084 shares of the Company’s common stock (the “Restricted Stock Award”), which number is equivalent to 6% of the Company’s equity, measured on a fully-diluted as converted basis (inclusive of shares issuable upon conversion of outstanding Preferred Stock, issuable upon exercise of outstanding stock options and warrants and reserved for issuance pursuant to the Plan). 712,952 shares of the Company’s common stock subject to the Restricted Stock Award shall be fully vested as of the date of issuance. The remaining 3,313,132 shares of the Company’s common stock subject to the Restricted Stock Award (the “Unvested Shares”) shall be subject to vesting as follows: i) 293,569 of the Unvested Shares shall vest on January 15, 2014 and iii) the remaining Unvested Shares subject to the Restricted Stock Award shall vest in 36 equal monthly installments thereafter, such that all of the Unvested Shares subject to the Restricted Stock Award shall have vested as of January 15, 2017, provided that in each instance you remain in the Company’s “Continuous Service” (as defined in the Restricted Stock Bonus Agreement) through such vesting dates. The Unvested Shares subject to your Restricted Stock Award will be held in escrow while such shares remain unvested and subject to the Company’s repurchase right. Pursuant to the Plan and the terms of the Restricted Stock Bonus Agreement, in the event your Continuous Service terminates, the Company will automatically reacquire for no consideration all of the shares subject to the Restricted Stock Award which have not vested as of the effective date of such termination of your Continuous Service. You may elect to forego a portion of the Restricted Stock Award, and in lieu thereof, you will be granted an option (the “Option”) for a number of shares of the Company’s Common Stock pursuant to the Company’s equity incentive plan, with an exercise price equal to the fair market value on the date of grant. The number of shares subject to the Option shall equal the number of shares of the Restricted Stock Award that you elect to forego, and the vesting schedule of the Option shall be the same as for the Restricted Stock Award.

You will be eligible to make an election under Section 83(b) of the Internal Revenue Code with respect to the Restricted Stock Award. Subject to your continued employment with the Company through April 1, 2014 and provided that no Triggering Event has occurred as of such date, in order to facilitate your payment of the taxes associated with the issuance or vesting of the shares subject to your Restricted Stock Award, the Company agrees to loan you $250,000 on April 1, 2014 pursuant to the terms of the promissory note in the form attached hereto as Exhibit G.

Should your employment with the Company be terminated without Cause (as defined below) or as a result of Constructive Termination (as defined below) in each case within thirty (30) days prior to or within twelve (12) months after a Change of Control (as defined below), and in each case subject to you (a) furnishing to the Company an executed waiver and release of claims in the form attached hereto as Exhibit E (the “Release”) no later than forty-five (45) days following such termination and (b) allowing the Release to become effective in accordance with its terms, then (1) you shall be entitled to receive severance payments, equal to the rate of base salary which you were receiving at the time of such termination (not giving effect to any reduction in your base salary that gives rise to your right to resign pursuant to a Construction Termination) plus any Committed Annual Bonus otherwise payable for the year in which such termination occurs, plus any Annual Bonus that would have been earned based on achievement of milestones during the twelve (12) month period following the date of your termination (as determined on the date of your termination of employment in the good faith discretion of the Board) (the “Change of Control Severance Period”), which payments shall be paid during the Change of Control Severance Period on the same schedule after termination as if you were still employed by the Company, in accordance with the Company’s standard payroll practice and which shall be subject to applicable withholding taxes, (2) provided that you timely elect, pursuant to the federal COBRA law or, if applicable, state insurance laws, to continue your group health insurance benefits (at the same level of coverage for you and your dependants as of immediately prior to the termination date), the Company will pay the premiums for such coverage during the Change of Control Severance Period, provided that if you accept new employment during the Change of Control Severance Period and become eligible to receive equivalent group health insurance coverage (as determined in the good faith discretion of the Board) under another health plan maintained and paid for by such new employer, the Company’s obligation to pay such benefits will cease (and you hereby agree to promptly notify the Company if and when you become eligible) and (3) all shares subject to your Restricted Stock Award and any other stock awards held by you that are subject to time-based vesting will be fully vested.

Should your employment with the Company be terminated without Cause (as defined below) or as a result of Constructive Termination (as defined below), but not within thirty (30) days prior to or within twelve (12) months after a Change of Control (as defined below), subject to you (a) furnishing to the Company the executed Release within forty-five (45) days of the effective date of your termination and (b) allowing the Release to become effective in accordance with its terms, then (1) you shall be entitled to receive severance payments, equal to the rate of base salary which you were receiving at the time of such termination (not giving effect to any reduction in your base salary that gives rise to your right to resign pursuant to a Construction Termination) plus a pro-rated portion of any Annual Bonus that would have been earned based on achievement of milestones during the twelve (12) month period following the date of your termination (as determined on the date of your termination of employment in the good faith discretion of the Board) (the “Severance Period”), which payments shall be paid during the Severance Period on the same schedule after termination as if you were still employed by the Company, in accordance with the Company’s standard payroll practice and which shall be subject to applicable withholding taxes, (2) provided that you timely elect, pursuant to the federal COBRA law or, if applicable, state insurance laws, to continue your group health insurance benefits (at the same level of coverage for you and your dependants as of immediately prior to the termination date), the Company will pay the premiums for such coverage during the Severance Period, provided that if you accept new employment during the Severance Period and become eligible to receive equivalent group health insurance coverage (as determined in the good faith discretion of the Board) under another health plan maintained and paid for by such new employer, the Company’s obligation to pay such benefits will cease (and you hereby agree to promptly notify the Company if and when you become so eligible) and (3) vesting of the Restricted Stock Award and any other stock awards held by you that are subject to time-based vesting will be accelerated such that you will be deemed vested in the same number of shares as if you had completed an additional twelve (12) months of employment as of the date of termination.

The provisions of this paragraph shall supersede anything to the contrary set forth in this Agreement. No severance benefits will be paid to you prior to the effective date of the Release. Any severance benefits otherwise scheduled to be paid to you during the Change of Control Severance Period, or the Severance Period, as applicable, prior to the effective date of the Release shall instead accrue and be paid to you during the first payroll period that follows the effective date of the Release. If the Company determines, in its sole discretion, that the

Company cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under, applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay you a taxable cash amount, which payment shall be made regardless of whether you or your eligible family members elect group health insurance coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly installments on the same schedule that the COBRA premiums would otherwise have been paid to the insurer. The Health Care Benefit Payment shall be equal to the amount that the Company would have otherwise paid for COBRA insurance premiums (which amount shall be calculated based on the premium for the first month of coverage), and shall be paid until the expiration of the Change of Control Severance Period, or the Severance Period, as applicable.

You may terminate your employment with the Company (other than as a result of a Constructive Termination) upon thirty (30) days written notice furnished to the Company. The Company shall be obligated to provide you with your base salary and the benefits which you were receiving at the time of its receipt of such notice during such thirty (30) day period whether or not you are required by Company to provide services during the entirety of such period. You agree to continue to perform your responsibilities professionally and in good faith for the duration of the notice period, unless the Company requests that you terminate your responsibilities prior to the end of the notice period.

At termination of your employment, regardless of the circumstances, you will be provided with all pay and benefits (including accrued vacation pay) owed to you by Company pursuant to Company policies, procedures and benefit plans.

Notwithstanding anything to the contrary set forth herein, any payments and benefits provided under this offer letter (the “Severance Benefits”) shall not commence in connection with your termination of employment unless and until you have also incurred a “separation from service” (as such term is defined in Treasury Regulation Section 1.409A-1(h) (“Separation From Service”), unless the Company reasonably determines that such amounts may be provided to you without causing you to incur the additional 20% tax under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”). It is intended that each installment of the Severance Benefits payments provided for in this offer letter is a separate “payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i). For the avoidance of doubt, it is intended that payments of the Severance Benefits set forth in this offer letter satisfy, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulation Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if the Company (or, if applicable, the successor entity thereto) determines that the Severance Benefits constitute “deferred compensation” under Section 409A and you are, upon the termination of service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the Severance Benefit payments shall be delayed until the earlier to occur of: (i) the date that is six months and one day after your Separation From Service, or (ii) the date of your death (such applicable date, the “Specified Employee Initial Payment Date”). The Company (or the successor entity thereto, as applicable) shall (A) pay to you a lump sum amount equal to the sum of the Severance Benefit payments that you would otherwise have received through the Specified Employee Initial Payment Date if the commencement of the payment of the Severance Benefits had not been so delayed pursuant to this paragraph. You agree to work in good faith with the Company to consider amendments to this offer letter which are necessary or appropriate to avoid imposition of any additional tax or income recognition under Section 409A prior to the actual payment to you of payments or benefits under this offer letter. Notwithstanding the foregoing, this offer letter will be deemed amended, without any consent required from you, to the extent necessary to avoid imposition of any additional tax or income recognition pursuant to Section 409A prior to actual payments to you under this offer letter. You and the Company agree to cooperate with each other and to take reasonably necessary steps in this regard.

In the event that the severance and other benefits provided for in this offer letter or otherwise payable to you (i) constitute “parachute payments” within the meaning, of Section 280G of the Code, and (ii) but for this paragraph would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then your benefits under this offer letter shall be either (a) delivered in full, or (b) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by you on an after tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code (the “Reduced Amount”). If a reduction in payments or benefits constituting parachute payments is necessary so that the benefits equal the Reduced Amount, reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of the Restricted Stock Award and other stock awards; reduction of employee benefits. In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of your stock awards.

For the purposes of this offer letter, the terms below shall have the following meanings:

(a) “Cause” shall mean the occurrence of any of the following events: (i) your willful failure to substantially perform your assigned duties or responsibilities as an employee of the Company that is not cured within 30 days following written notice thereof from the Company describing your failure to perform such duties or responsibilities, (ii) your engaging in any act of fraud, embezzlement, or other illegal conduct detrimental to the Company, (iii) your willful violation of any federal or state law or regulation applicable to the Company’s business, (iv) your material breach of any confidentiality agreement or invention assignment agreement between you and the Company, if such breach is not cured to the Company’s satisfaction within 30 days of written notice thereof from the Company to you specifying the nature of such breach (provided that such breach is of a nature that it may potentially be cured during such period), or (v) your being convicted of or entering a plea of nolo contendere to a felony involving an act of moral turpitude.

(b) “Change of Control” shall mean either (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing the domicile of the Company), unless the Company’s stockholders of record immediately prior to such transaction or series of transactions hold, immediately after such transaction or series of related transactions, more than 50% of the voting power of the surviving or acquiring entity (provided, that the sale by the Company of its securities for the primary purpose of raising additional funds shall not constitute a Change of Control hereunder), or (ii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company, other than a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, lease, exclusive license or other disposition.

(c) “Constructive Termination” shall be deemed to occur if you terminate your employment in accordance with this provision due to any of the following events: (i) a material breach of this offer letter by the Company, (ii) a material reduction in your duties, authority or responsibilities relative to the duties, authority or responsibilities in effect immediately prior to such reduction, (iii) a material reduction in your annual base salary, except a reduction of less than 15% where such a decrease is applicable to all of the Company’s senior management, or (iv) the Company’s relocatation of the principal place for performance of your Company duties to a location outside of San Diego County, California that requires a one-way increase in your commuting distance of more than fifty (50) miles. Such termination by you shall only be deemed a Constructive Termination pursuant to the foregoing definition if (i) you give the Company written notice of the intent to terminate for any of the reasons set forth in this subsection within thirty (30) days following the first occurrence of the condition(s) that you believe constitutes any of such reasons, which notice shall describe such condition(s); (ii) the Company fails to remedy such condition(s) to your satisfaction within thirty (30) days following receipt of the written notice (the “Cure Period”); and (iii) you terminate your employment within thirty (30) days following the end of the Cure Period.

The Company will require any successor entity in connection with a Change of Control, as a condition to such Change of Control, to assume the Company’s obligations pursuant to this offer letter. Should the successor entity fail to assume all Company obligations set forth herein, such failure shall be deemed to be a material breach of this offer letter.

In compliance with federal laws and regulations, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States as a condition of employment. Such documentation must initially be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Your employment with the Company is “at will,” which means your employment may be terminated, by either you or the Company at any time, with or without cause or advance notice. However, the provisions of this paragraph are subject to the various other provisions of this Agreement, which other provisions shall govern to the extent that there is any conflict.

We will need you to read and sign several documents as a condition of your employment at the Company. These include:

•	A Prior Employment Agreements schedule (attached as Exhibit A) that lists any and all agreements relating to your prior employment that may affect your ability to be employed by the Company or limit the manner in which you may be employed. Unless you advise us to the contrary we will assume that by accepting this offer there are no agreements that will prevent you from being employed by the Company or performing your duties here.

•	A copy of the Company’s rules (attached as Exhibit B) which outlines basic Company policies.

•	A copy of the Arbitration Agreement (attached as Exhibit F).

•	A copy of a Non-Disclosure and Developments Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company and non-disclosure of Company proprietary information (attached as Exhibit C).

•	A Promissory Note, as specified above (attached as Exhibit G).

This offer letter, along with the Prior Employment Agreements, Nondisclosure and Developments Agreement, Arbitration Agreement, Promissory Note, and Restricted Stock Agreement (attached as Exhibit D) sets forth the terms and conditions of your employment with the Company, and supersedes any prior representations or agreements and any other representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral. This offer letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by the Chairman of the Board and you. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified so as to be rendered enforceable.

This offer is contingent upon the verification by the Company of information you have provided to us regarding your qualifications for employment. If you are in agreement with this offer, please indicate your acceptance by signing below. Please return two executed copies of the offer letter.

Promptly following your acceptance of this offer, the Company will reimburse you for reasonable fees and expenses of counsel in connection with the negotiation and execution of this Agreement and your change in agreements with Thomas, McNerney & Partners, up to a maximum of $10,000.

Pratik, we are extremely excited to make you this offer and look forward to having you in this role as part of the Auspex team. Following the execution of this Agreement by the Company, the offer shall remain outstanding and subject to our acceptance until October 15, 2013, following which time the Company may withdraw this offer and this Agreement by notifying you in writing or via email.

AUSPEX PHARMACEUTICALS, INC.

By:	/s/ Rod Ferguson

Name:	Rod Ferguson
Title:	Director
Date:	October 1, 2013

Agreed to and accepted:

By:	/s/ Pratik Shah

Name:	Pratik Shah
Date:	October 1, 2013

Exhibits:

A.	Prior Employment Agreements

B.	Company Rules

C.	Non-Disclosure and Development Agreement

D.	Restricted Stock Agreement

E.	Waiver and Release

F.	Arbitration Agreement

G.	Promissory Note